BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2024 and 2023

(unaudited)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	June 30,	December 31,
	2024	2023
	$	$
	(unaudited)

Assets

Current assets

Cash	597,979	2,862,023
Short-term investment (Note 8)	575,000	577,875
Other receivables (Note 14)	226,168	120,569
Prepaid expenses and deposits	212,093	229,696
Total current assets	1,611,240	3,790,163

Non-current assets

Property and equipment (Note 4)	92,496	102,820
Right-of-use asset (Note 5)	161,760	29,905
Investments (Note 7)	77,229	77,229
Deposits	45,967	35,872
Total non-current assets	377,452	245,826
Total assets	1,988,692	4,035,989

Liabilities and shareholders' equity (deficit)

Current liabilities

Accounts payable and accrued liabilities (Note 14)	1,144,700	856,682
Corporate taxes payable	65,925	65,000
Other payable	373,401	-
Current portion of lease obligation (Note 9)	84,561	33,554
Deferred revenue (Note 14)	456,233	-
Due to related parties (Note 14)	23,720	28,003
Total current liabilities	2,148,540	983,239
Non-current liabilities
Lease obligation (Note 9)	79,416	-
Total liabilities	2,227,956	983,239

Shareholders' equity (deficit)

Share capital (Notes 3 and 10)	34,945,587	34,317,779
Options reserve (Notes 3 and 11)	2,222,300	2,018,686
Warrants reserve	67,386	67,386
RSUs reserve (Note 13)	623,380	1,217,252
Deficit	(38,097,917)	(34,568,353)
Total shareholders' equity (deficit)	(239,264)	3,052,750
Total liabilities and shareholders' equity (deficit)	1,988,692	4,035,989

Nature of operations and going concern (Note 1)

Approved and authorized for issuance on behalf of the Board on August 13, 2024:

"Olivier Roussy Newton"	Director	"Michael Resendes"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
	$	$	$	$

Revenue (Note 21)	90,573	-	90,573	-

Expenses

Consulting fees	36,112	48,457	84,060	48,457
Depreciation (Notes 4 and 5)	27,724	110,777	55,695	222,269
General and administrative (Note 20)	203,881	242,673	460,434	372,326
Marketing and promotion (Note 14)	178,669	366,465	462,355	388,121
Professional fees (Note 14)	302,316	98,815	615,259	238,088
Research and development	626,142	229,070	1,435,628	1,092,004
Share-based compensation (Notes 11, 13, and 14)	191,820	1,623,513	133,550	1,906,058
Transfer agent and regulatory fees	41,392	2,856	46,112	202,646
Wages and benefits (Note 14)	178,349	182,504	325,023	365,812
Total expenses	1,786,405	2,905,130	3,618,116	4,833,781
Loss before other income (expense)	(1,695,832)	(2,905,130)	(3,527,543)	(4,833,781)

Other income (expense)

Foreign exchange loss	(2,488)	(12,386)	(10,763)	(9,756)
Interest expense (Note 9)	(1,994)	-	(2,849)	-
Interest income	5,122	2,064	11,591	2,064
Listing costs (Note 3)	-	-	-	(5,006,915)
Other income	-	13,475	-	13,475
Total other income (expense)	640	3,153	(2,021)	(5,001,132)

Net loss for the period	(1,695,192)	(2,901,977)	(3,529,564)	(9,834,913)

Comprehensive income (loss)

Foreign currency translation adjustment	-	(163,626)	-	(171,057)
Net comprehensive loss for the period	(1,695,192)	(3,065,603)	(3,529,564)	(10,005,970)
Loss per share, basic and diluted	(0.01)	(0.02)	(0.03)	(0.09)
Weighted average number of common shares outstanding	124,203,879	121,248,879	123,866,563	113,492,270

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian dollars)

(unaudited)

							Total
	Share capital						shareholders'
			Options	Warrants	RSUs		equity
	Number of	Amount	reserve	reserve	reserve	Deficit	(deficit)
	shares	$	$	$	$	$	$

Balance, December 31, 2023	123,193,879	34,317,779	2,018,686	67,386	1,217,252	(34,568,353)	3,052,750
Shares issued for options exercised	260,000	171,808	(67,808)	-	-	-	104,000
Share-based compensation	-		271,422	-	(137,872)	-	133,550
Shares issued for vested RSU's	750,000	456,000	-	-	(456,000)	-	-
Net loss for the period	-	-	-	-	-	(3,529,564)	(3,529,564)
Balance, June 30, 2024	124,203,879	34,945,587	2,222,300	67,386	623,380	(38,097,917)	(239,264)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian dollars)

(unaudited)

	Share capital					Accumulated		Total
			Options	Warrants	RSU	other income		shareholders'
	Number of	Amount	reserve	reserve	reserve	(loss)	Deficit	equity
	shares	$	$	$	$	$	$	$

Balance, December 31, 2022	92,000,000	9,950,950	-	-	-	342,558	(2,235,781)	8,057,727
Shares of the Company pursuant to reverse takeover	8,747,629	3,499,051	-	-	-	-	-	3,499,051
Revaluation of stock options pursuant to reverse takeover	-	-	97,532	-	-	-	-	97,532
Shares issued for cash	18,001,250	7,200,500	-	-	-	-	-	7,200,500
Shares issued to finder for the Transaction	2,500,000	1,000,000	-	-	-	-	-	1,000,000
Share issuance costs	-	(160,560)	-	67,386	-	-	-	(93,174)
Fair value of stock options granted	-	-	898,823	-	-	-	-	898,823
Fair value of restricted share units granted	-	-	-	-	1,007,235	-	-	1,007,235
Foreign currency translation loss	-	-	-	-	-	(171,057)	-	(171,057)
Net loss for the period	-	-	-	-	-	-	(9,834,913)	(9,834,913)
Balance, June 30, 2023	121,248,879	21,489,941	996,355	67,386	1,007,235	171,501	(12,070,695)	11,661,723

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

(unaudited)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
	$	$

Operating activities

Net loss for the period	(3,529,564)	(9,834,914)

Items not involving cash:
Depreciation	55,604	222,269
Foreign exchange translation loss	(1,813)	-
Interest expense	2,849	-
Listing costs	-	4,006,915
Share-based compensation	133,550	1,906,058
Transaction costs	-	1,000,000

Changes in non-cash operating working capital:
Other receivables	(105,599)	53,910
Prepaid expenses and deposits	7,508	(591,923)
Accounts payable and accrued liabilities	288,018	(392,702)
Other payable	373,401	-
Deferred revenue	456,233	-
Net cash used in operating activities	(2,319,813)	(3,630,387)

Investing activities

Redemption of short-term investment	2,875	-
Purchase of property and equipment	-	(9,826)
Purchase of investment	-	(13,314)
Cash acquired in reverse takeover	-	16,562
Net cash used in investing activities	2,875	(6,578)

Financing activities

Repayment of lease obligation	(51,106)	-
Proceeds from issuance of shares	-	7,200,500
Proceeds from stock options exercised	104,000	-
Share issuance costs	-	(93,174)
Net cash provided by financing activities	52,894	7,107,326
Effect of foreign exchange rate changes on cash	-	(30,342)
Increase in cash	(2,264,044)	3,440,019
Cash, beginning of period	2,862,023	2,058,214
Cash, end of period	597,979	5,498,233

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

BTQ Technologies Corp. (formerly Sonora Gold & Silver Corp.) ("the Company") was incorporated on November 23, 1983 under the Business Corporations Act (British Columbia). The principal activity of the Company is the development of computer-based technology related to post-quantum cryptography, particularly as it applies to blockchain and related technologies, and their protection from the emerging security risk of quantum computing. The Company's head office is located at 16-104 555 Burrard Street, Vancouver, BC, Canada. The Company's common shares trade on Cboe Canada under the ticker symbol "BTQ".

On February 17, 2023, the Company acquired all of the issued and outstanding shares of BTQ AG in exchange for 92,000,000 common shares. This transaction constituted a reverse takeover of the Company by BTQ AG with BTQ AG being identified as the accounting acquirer. As a result, these consolidated financial statements are a continuation of BTQ AG. The Company's results of operations are included from February 17, 2023 onwards, except for share capital which has been retroactively adjusted to reflect the capital of the Company. Refer to Note 3.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. During the six months ended June 30, 2024, the Company has not generated significant revenues from operations and has negative cash flow from operations. As at June 30, 2024, the Company has a working capital deficit of $537,300 and an accumulated deficit of $38,097,917. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, "Interim Financial Reporting" and using the accounting policies consistent with those in the audited financial statements as at and for the year ended December 31, 2023.

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical cost, except for certain financial assets and liabilities that are measured at fair value.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities, which are measured at fair value, as specified by IFRS for each type of asset, liability, income, and expense as set out in the accounting polices below.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

2. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICIES (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BTQ AG, a company incorporated in the Principality of Liechtenstein, and BTQ Technologies Australia Pty Ltd., a company incorporated in Australia.

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended June 30, 2024, and have not been early adopted in preparing these consolidated financial statements. These new standards, and amendments to standards and interpretations are either not applicable or are not expected to have a significant impact on the Company's consolidated financial statements.

3. REVERSE TAKEOVER

On December 31, 2021 (as amended on April 29, 2022, July 30, 2022, and November 29, 2022), the Company, BTQ AG, and shareholders of BTQ AG entered into an agreement pursuant to which the Company agreed to acquire all of the issued and outstanding shares of BTQ AG (the "Transaction").

The closing of the Transaction occurred on February 17, 2023, at which time the Company issued 92,000,000 common shares in exchange for the issued and outstanding common shares of BTQ AG. The Company consolidated its common shares on a 10:1 basis immediately prior to the closing of the transaction.

As a result of the completion of the Transaction, the former shareholders of BTQ AG acquired 75.88% of the outstanding common shares of the Company, and, for accounting purposes, are considered to have acquired control of the Company. Accordingly, the Transaction constitutes a reverse acquisition of the Company by BTQ AG and has been accounted for as a reverse acquisition transaction in accordance with the guidance provided in IFRS 2, Share-based Payment and IFRS 3, Business Combinations. As the Company did not qualify as a business prior to the closing of the transaction according to the definition in IFRS 3, this reverse acquisition did not constitute a business combination; rather it was treated as an issuance of shares by BTQ AG for the net assets of the Company. Accordingly, no goodwill was recorded with respect to the Transaction. The Transaction was measured at the fair value of the common shares that BTQ AG would have had to issue to the shareholders of the Company, being 8,747,629 common shares with a fair value of $3,499,051, and the fair value of 350,000 stock options of the Company with a fair value of $97,532, to give the shareholders of the Company the same percentage of equity interest in the combined entity that results from the reverse acquisition had it taken the legal form of BTQ AG acquiring the Company. The Company issued 2,500,000 common shares with a fair value of $1,000,000 as a finder's fee for the Transaction. The fair value of common shares and stock options issued were estimated based on the Company's financing event which took place concurrently to the reverse takeover transaction at the price of $0.40 per common share. Refer to Note 10. As BTQ AG was deemed to be the acquirer for accounting purposes, its assets, liabilities, and operations since its incorporation on March 26, 2021 are included in these consolidated financial statements at their historical carrying values. The assets, liabilities, and results of operations of the Company are included in these consolidated financial statements from the date acquisition on February 17, 2023.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

3. REVERSE TAKEOVER

The purchase price is allocated as follows:

$

Fair value of the Company's shares (8,747,629 common shares)	3,499,051
Fair value of 350,000 stock options of the Company outstanding	97,532
Total consideration	3,596,583
Less: fair value of identifiable assets acquired and liabilities assumed:
Cash	16,562
Cash held in escrow	7,200,500
Receivables	25,308
Short-term investment	2,875
Accounts payable and accrued liabilities	(455,077)
Subscription receipts liabilities	(7,200,500)
Net liabilities assumed	(410,332)
Listing costs	4,006,915

The fair value of stock options of the Company was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 150%, expected life of 2.1 years, no dividends, no forfeitures, and a risk-free rate of 4.15%.

4. PROPERTY AND EQUIPMENT

		Furniture and
	IT equipment	equipment	Total
	$	$	$
Cost:
Balance, December 31, 2023 and June 30, 2024	114,782	48,530	163,312
Accumulated depreciation:
Balance, December 31, 2023	51,929	8,563	60,492
Additions	8,192	2,132	10,324
Balance, June 30, 2024	60,121	10,695	70,816
Carrying amounts:
As at December 31, 2023	62,853	39,967	102,820
As at June 30, 2024	54,661	30,346	92,496

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

5.  RIGHT-OF-USE ASSET

$
Cost:
Balance, December 31, 2023	184,426
Additions	179,170
Disposal	(184,426)
Balance, June 30, 2024	179,170
Accumulated depreciation:
Balance, December 31, 2023	154,521
Additions	45,280
Disposal	(184,426)
Foreign exchange translation difference	(2,035)
Balance, June 30, 2024	17,410
Carrying amounts:
As at December 31, 2023	29,905
As at June 30, 2024	161,760

6. LOAN RECEIVABLE

On December 1, 2022, BTQ AG entered into an agreement with MEV Trading Inc. ("MEV"), under which the BTQ AG granted a loan of $1,354,400 (US$1,000,000) which is non-interest bearing, and due on June 30, 2023. In consideration for the loan, MEV issued a warrant to BTQ AG entitling BTQ AG to purchase shares of MEV non-voting stock equal to 10% of the loan amount based on the fully-diluted pre-money valuation of the borrower as determined by the most recent qualified equity financing round before the maturity date or within one year of issuance, whichever occurs earlier (expired on June 30, 2023). The fair value of the warrants issued was determined to be nominal. On August 7, 2023, the Company received repayment of the $1,343,300 (US$1,000,000) loan receivable.

7. INVESTMENTS

$
Balance, December 31, 2023 and June 30, 2024	77,229

During the year ended December 31, 2022, the BTQ AG invested $63,915 (US$50,000) in the form of a Simple Agreement for Future Equity ("SAFE") in the Holonym Foundation ("Holonym"), which is a public benefit corporation. The investment is not traded in an active market.

On January 11, 2023, BTQ AG invested $13,314 (US$10,000) in the form of a SAFE into Cysic Inc. The investment is not traded in an active market.

8. SHORT-TERM INVESTMENT

The Company has pledged a guaranteed investment certificate ("GIC") as collateral for the Company's credit cards. The GIC earns interest at Prime Rate less 2.7% per annum and has a maturity date of June 6, 2026.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

9. LEASE OBLIGATION

On May 15, 2022, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset which expires on May 14, 2024. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 13%.

On May 15, 2024, the Company entered into a premises lease agreement which gives the Company the right to use an underlying asset which expires on May 14, 2026. The Company's obligation to make lease payments arising from the lease is calculated by discounting the fixed lease payments over the lease term at the Company's incremental borrowing rate. The incremental borrowing rate used in the calculation was 13%.

$
Balance, December 31, 2023	33,554
Addition	179,170
Payments	(51,106)
Interest	2,849
Foreign exchange translation difference	(490)
Balance, June 30, 2024	163,977
Less: current portion	84,561
Non-current portion	79,416

10. SHARE CAPITAL

Authorized: Unlimited number of common shares without par value Share transactions during the three months ended June 30, 2024:

• During the six months ended June 30, 2024, the Company issued 260,000 common shares for proceeds of $104,000 pursuant to the exercise of stock options. The fair value of stock options exercised of $67,808 was transferred from options reserve to share capital.

• On March 5, 2024, the Company issued 750,000 common shares pursuant to the conversion of vested RSUs.

Share transactions during the three months ended June 30, 2023:

• On February 17, 2023, the Transaction closed, resulting in a reverse takeover (refer to Note 3). The Transaction was measured at the fair value of the shares that BTQ AG would have had to issued to the shareholders of the Company, being 8,747,629 common shares with a fair value of $3,499,051.

• On February 17, 2023, the Company issued 2,500,000 common shares with a fair value of $1,000,000 as a finder's fee for the Transaction.

• On February 17, 2023, the Company completed a subscription receipt financing of 18,001,250 common shares at $0.40 per share for gross proceeds of $7,200,500. In connection with the financing, the Company incurred share issuance costs of $93,174 and issued 232,936 finders' warrants exercisable at $0.40 per common share expiring on February 17, 2025. The fair value of finders' warrants was determined to be $67,386 which was calculated using the Black-Scholes option pricing model with the following assumptions: volatility of 150%, expected life of 2 years, no dividends, and a risk-free rate of 4.15%.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

10. SHARE CAPITAL (continued)

Escrowed shares

On completion of the Transaction, certain principals of the Company entered into a NP 46-201 Escrow Agreement with the NEO Exchange and Computershare Trust Company of Canada, as escrow agent, in respect of 45,250,000 common shares. Under the terms of the Escrow Agreement, 25% of such escrowed securities were released upon closing (February 17, 2023) with subsequent 25% releases occurring 6, 12, and 18 months from closing. These escrow shares will be released as follows:

Date of automatic timed release	Amount of escrow shares released
On the date that the Company's common shares were listed on the NEO, February 17, 2023	1/4 of the escrowed shares
6 months after the listing date (August 17, 2023)	1/4 of the escrowed shares
12 months after the listing date (February 17, 2024)	1/4 of the escrowed shares
18 months after the listing date (August 17, 2024)	The remainder of the escrowed shares

As at June 30, 2024, 11,312,500 common shares remained in escrow.

11. STOCK OPTIONS

The Company has a stock option plan (the "Plan") for directors, officers, employees, and consultants of the Company. Stock options are exercisable for periods of up to five years, as determined by the Board of Directors of the Company, to purchase common shares of the Company at a price not less than the discounted market price on the date of the grant. The maximum number of shares which may be issuable under the Plan cannot exceed 10% of the total number of issued and outstanding common shares on a non- diluted basis.

The following table summarizes the continuity of the Company's stock options:

		Weighted
		average
		exercise
	Number of	price
	stock options	$
Outstanding, December 31, 2023	7,770,000	0.41
Granted	800,000	0.46
Exercised	(260,000)	0.40
Expired	(240,000)	0.40
Outstanding, June 30, 2024	8,070,000	0.42
Exercisable, June 30, 2024	3,221,250	0.41

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

11. STOCK OPTIONS (continued)

Additional information regarding stock options outstanding as at June 30, 2024, is as follows:

	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
Range of		remaining	average		average
exercise prices	Number of	contractual	exercise price	Number of	exercise price
$	stock options	life (years)	$	stock options	$
0.40 to 0.45	7,130,000	2.8	0.40	2,988,750	0.40
0.485 to 0.50	580,000	2.9	0.49	180,000	0.50
0.57	100,000	5.2	0.57	-	-
0.64 to 0.65	210,000	3.5	0.64	52,500	0.64
0.68	50,000	4.1	0.68	-	-
	8,070,000	2.9	0.42	3,221,250	0.41

The fair value for stock options granted have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
Risk-free interest rate	3.38%	3.51%
Expected life (in years)	4.6	4.3
Expected volatility	215%	150%

During the six months ended June 30, 2024, the Company recognized share-based compensation expense of $271,422 (2023 - $898,823), with a corresponding increase to options reserve. The weighted average fair value of the stock options granted during the six months ended June 30, 2024 was $0.45 (2023 - $0.36) per option.

12. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of share purchase warrants:

		Weighted
		average
		exercise
	Number of	price
	warrants	$
Balance, December 31, 2023 and June 30, 2024	232,936	0.40

As at June 30, 2024, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
232,936	0.40	February 17, 2025

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

13. RESTRICTED SHARE UNITS

A summary of the changes in RSUs is presented below:

Number of
RSUs
Balance, December 31, 2023	1,985,000
Converted to shares	(750,000)
Balance, June 30, 2024	1,235,000
Unvested	90,000
Vested, June 30, 2024	1,145,000

During the six months ended June 30, 2024, the Company recognized share-based compensation expense of ($137,872) (2023 - $1,007,235) with a corresponding decrease to RSU reserve and $456,000 (2023 - $nil) was transferred to share capital upon the vesting of 750,000 RSUs.

14. RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing, and controlling the activities of an entity, and include all officers and directors of the Company. Key management personnel compensation during the six months ended June 30, 2024 and 2023 was comprised of the following:

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
	$	$
Consulting fees	40,758	48,517
Marketing and promotion	48,910	48,517
Professional fees	42,000	10,161
Research and development	140,257	180,397
Wages and benefits	146,901	142,165
Total short-term benefits	418,826	429,757
Share-based payments	155,101	396,221
	573,927	825,978

As at June 30, 2024, the Company owed $118,106 (December 31, 2023 - $114,223) to the CEO of the Company, of which $92,259 (December 31, 2023 - $89,247) is included in accounts payable and accrued liabilities. The amounts owed are non-interest bearing, unsecured, and due on demand.

As at June 30, 2024, the Company was owed $123,944 (December 31, 2023 - $49,888) from the Chief Operating Officer ("COO") of the Company, which is included in other receivables.

As at June 30, 2024, the Company owed $3,133 (December 31, 2023 - $3,027) to a company controlled by the CEO and COO of the Company, which is non-interest bearing, unsecured, and due on demand.

As at June 30, 2024, the Company owed $22,050 (December 31, 2023 - $7,350) to a firm where the Chief Financial Officer of the Company is a partner, which is included in accounts payable and accrued liabilities.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

14. RELATED PARTY TRANSACTIONS (continued)

As at June 30, 2024, the Company owed $136,870 (December 31, 2023 - $132,260) to the Chief Cryptographer of the Company, which is included in accounts payable and accrued liabilities.

As at June 30, 2024, the Company owed $8,220 (December 31, 2023 - $7,936) to the Head of Corporate Development of the Company, which is included in accounts payable and accrued liabilities.

15. SUPPLEMENTAL CASH FLOW INFORMATION

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
	$	$

Non-cash investing and financing activities:
Receivables acquired in reverse takeover	-	25,308
Short-term investment acquired in reverse takeover	-	2,875
Accounts payable and accrued liabilities assumed in reverse takeover	-	455,077
Finders' warrants issued pursuant to private placement	-	14,632
Fair value of stock options exercised transferred from options reserve to share capital	67,808	-
Shares issued for vested RSUs	456,000	-

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair Values

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

• Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis were presented on the Company's statement of financial position as at June 30, 2024 and December 31, 2023 as follows:

Fair value measurements using
	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable	Balance,
	instruments	inputs	inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2024
	$	$	$	$
Investments	-	-	77,229	77,229

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(a) Fair Values (continued)

Fair value measurements using
	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable	Balance,
	instruments	inputs	inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2023
	$	$	$	$
Investments	-	-	77,229	77,229

The fair values of the Company's other financial instruments, which include cash, short-term investment, other receivables, accounts payable and accrued liabilities, other payable, lease obligation, and due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

(b) Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

(c) Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency.

The following tables indicate the impact of foreign currency exchange risk on net working capital as at June 30, 2024 and December 31, 2023. The tables below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company's net loss by the amounts shown in the tables below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as at June 30, 2024 and December 31, 2023.

As at June 30, 2024	TWD	US$
Cash	50,541	414,263
Accounts payable and accrued liabilities	(53,103)	(272,461)
Lease obligation	(3,896,297)	-
Total foreign currency financial assets and liabilities	(3,898,859)	141,802
Impact of a 10% strengthening or weakening of foreign exchange rate	38,989	14,180

As at December 31, 2023	TWD	US$
Cash	9,201,660	296,479
Accounts payable and accrued liabilities	-	(190,659)
Lease obligation	(778,794)	-
Total foreign currency financial assets and liabilities	8,422,866	105,820
Impact of a 10% strengthening or weakening of foreign exchange rate	842,287	10,582

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

16. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

(e) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner. Refer to going concern disclosure in Note 1.

The following amounts are the contractual maturities of financial liabilities as at June 30, 2024 and December 31, 2023:

As at June 30, 2024		Within	Within
	Total	1 year	2-5 years
	$	$	$
Accounts payable and accrued liabilities	1,144,700	1,144,700	-
Other payable	373,401	373,401	-
Lease obligation	163,977	84,561	79,416
Due to related parties	23,720	23,720	-
Total	1,705,798	1,626,382	79,416

As at December 31, 2023		Within	Within
	Total	1 year	2-5 years
	$	$	$
Accounts payable and accrued liabilities	856,682	856,682	-
Lease obligation	33,554	33,554	-
Due to related parties	28,003	28,003	-
Total	918,239	918,239	-

17. CAPITAL MANAGEMENT

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, share-based payment reserve, and warrant reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2023.

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

18. COMMITMENT

On September 22, 2023, the Company entered into a premises lease agreement. Effective October 1, 2023, the Company is obligated to make a monthly lease payment of $9,280 for a period of one year.

19. SEGMENTED INFORMATION

The Company has one operating segment, the research and development of computer-based technology related to post-quantum cryptography. The Company's head office is in Canada and operations are in Canada and Taiwan. Geographic information for non-current assets other than financial instruments is as follows:

As at June 30, 2024	Taiwan	Total
	$	$
Property and equipment	92,496	92,496
Right-of-use asset	161,760	161,760
Deposits	45,967	45,967
	300,223	300,223

As at December 31, 2023	Taiwan	Total
	$	$
Property and equipment	102,820	102,820
Right-of-use asset	29,905	29,905
Deposits	35,872	35,872
	168,597	168,597

20. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a breakdown of general and administrative expenses for the six months ended June 30, 2024 and 2023:

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
	$	$
Foreign office representation	-	65,821
Insurance	32,029	27,300
IT and communications	103,427	4,366
Office and miscellaneous	63,957	133,843
Rent	92,655	93,774
Travel	168,366	47,222
	460,434	372,326

BTQ TECHNOLOGIES CORP. Notes to the Condensed Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2024 and 2023 (Expressed in Canadian dollars) (unaudited)

21. REVENUE

During the six months ended June 30, 2024, the Company earned license revenue of $90,573 (2023 - $nil) from a company controlled by the COO. As at June 30, 2024, the Company has deferred revenue of $456,233 (December 31, 2023 - $nil) for this company.

A breakdown of the revenue is presented below:

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023
	$	$

Major goods/service lines

Software license and related consulting services	90,573	-

Timing of revenue recognition

Software license and services transferred over time	90,573	-